Filed Pursuant to Rule 433

Registration No. 333-140954

March 6, 2007

PRICING TERM SHEET

(To Preliminary Prospectus Supplement dated March 6, 2007)

Issuer:	Georgia Power Company
Security:	Series 2007A 5.65% Senior Notes due March 1, 2037
Ratings:	A2/A/A+ (Moody’s/Standard & Poor’s/Fitch)
Size:	$250,000,000
Public Offering Price:	99.559%
Maturity:	March 1, 2037
Treasury Benchmark:	4.50% due February 15, 2036
US Treasury Yield:	4.681%
Spread to Treasury:	100 basis points
Re-offer Yield:	5.681%
Redemption Terms:	At any time at a discount of Treasury plus 25 basis points
Coupon:	5.65%
Interest Payment Dates:	March 1 and September 1 of each year beginning September 1, 2007
Format:	SEC Registered
Transaction Date:	March 6, 2007
Expected Settlement Date:	March 13, 2007
Joint Lead Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc.
Co-Managers:	Calyon Securities (USA) Inc. CastleOak Securities, L.P. HSBC Securities (USA) Inc

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Georgia Power Company collect at 1-404-506-0759 or Banc of America Securities LLC toll-free at 1-800-294-1322 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.